United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Lear Corporation

Name of persons relying on exemption: Sisters of the Good Shepherd, NY

Address of persons relying on exemption: Investor Advocates for Social Justice (formerly Tri-State Coalition for Responsible Investment), 40 S Fullerton Ave Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The proponent urges you to vote FOR the Shareholder Proposal calling for a Human Rights Impact Assessment, Proposal 4 at the Lear Corporation Annual Meeting of Shareholders on May 21, 2020.

40 S Fullerton Ave, Montclair, NJ 07042 ◊ 973-509-8800 ◊ info@iasj.org ◊ www.iasj.org

Summary of the Proposal

Proposal 4 asks Lear Corporation (“Lear” or “the Company”) to publish a report with the results of a Human Rights Impact Assessment (“HRIA”) examining the actual and potential human rights impacts of the company’s high-risk business activities in its operations and value chain.

Lear’s latest Form 10-K describes the company as “a leading Tier 1 supplier to the global automotive industry.” It supplies electrical components and automobile seating “to all the world’s major automotive manufacturers.” It has manufacturing, engineering and administrative locations in 39 countries, including 143 manufacturing facilities in “22 low cost countries.” Lear’s primary raw materials are leather, steel, electronics and copper. The company includes complex supply chain management among its core capabilities in its business proposition.1

Support for this proposal is warranted and in the best interest of shareholders because:

1.	Companies whose operations pose risks of human rights impacts should report on what those risks are and how they plan to address them. In the absence of that disclosure, investors and stakeholders cannot be assured that the company is meeting its human rights responsibilities.
2.	Human rights impacts may create material risks for companies with complex supply chains operating in emerging markets, such as Lear. Failure to meaningfully assess the company’s human rights impacts may expose Lear to negative legal, financial, and reputational risks.
3.	Lear does not publish the results of a Human Rights Impact Assessment, a process to identify and evaluate the actual and potential impacts of the company’s high-risk business activities on the human rights of rights-holders. This is a necessary first step of human rights due diligence and establishing management systems to address human rights and prioritize actions.

The UN Guiding Principles for Business and Human Rights (“UNGPs”) state that “the responsibility to respect human rights is a global standard of expected conduct for all business enterprises wherever they operate.”2 The UNGPs address the need for companies to “identify, prevent, mitigate and account for how it addresses its adverse human rights impacts.” To meet its responsibility to respect human rights, a company should know and show that it is assessing on an ongoing basis where there is a risk for potential negative impacts, and what actual negative impacts it is having on people through its business relationships and activities. Then, a company can take measures to prevent and mitigate risks and take steps to address the situation. The UNGPs are clear that this responsibility extends across a company’s value chain, including its suppliers.

2

Lear faces risks that may have a material financial impact on the business that it has not adequately identified and assessed.

As a supplier to the global automotive industry - an industry that relies upon complex, extended supply chains to source the wide range of raw materials that go into manufacturing a car - Lear has over 3,000 direct suppliers and an indirect supply chain consisting of “thousands upon thousands” of companies.3 Given this scale, Lear faces significant exposure to human rights risks in the supply chain and likely faces challenges in ensuring its suppliers and sub-suppliers uphold human rights commitments. These risks may result in fines, litigation, interfere with its ability to attract and retain talent, and regulatory enforcement. Early studies also indicate that companies with stronger human capital, supply chain management, and operational crisis response have been more resilient during the Covid-19 pandemic.4 Lear’s lack of disclosure of an assessment of the human rights impacts in its supply chain leaves shareholders and other stakeholders in the dark, not only as what impacts have occurred and what the risks are, but also on how Lear is managing its human rights risks

●	Legal risks. Lear may be exposed to litigation associated with the use of forced labor or child labor in its supply chain. For example, Tesla and five technology companies are facing a class action lawsuit filed on December 15, 2019 by International Rights Advocates in the US District Court of the District of Columbia on behalf of families of children injured or killed while mining for cobalt in the Democratic Republic of the Congo (“DRC”). The lawsuit alleges that the companies aided and abetted the brutal use of young children in the DRC to mine cobalt, a key component of lithium batteries in the electronic devices that these companies make. [5]

●	Regulatory Risk. The EU Conflict Minerals Regulation, which takes effect on January 1, 2021, will require importers of tin, tantalum, tungsten and gold (“conflict minerals”) into the EU to establish management systems to support and conduct due diligence and make disclosures concerning these minerals that they import into the EU. A Ropes & Gray LLP, brief “Revisiting Conflict Minerals Compliance”, states: “It is time for many companies to take a fresh look at their conflict minerals disclosure and compliance programs.” [6] It notes disclosures have become outdated, failing to keep pace with developments, the regulatory landscape, and increasing investor expectations. The brief states that a large number of U.S.-based companies will be impacted by the EU regulation. Lear has not disclosed how it is preparing to comply with this regulation.

●	Business continuity risks associated with the import of goods made using forced labor. US Customs and Border Protection (“CBP”) “encourages stakeholders in the trade community to closely examine their supply chains to ensure that goods imported into the United States are not mined, produced or manufactured, wholly or in part, with prohibited forms for labor, i.e. slave, convict indentured, forced or indentured child labor.”[7] CBP is issuing these orders with increasing frequency.[8] For example, the CBP issued a September 2019 Withhold Release Order on artisanal gold mined in the eastern DRC, a mineral used in the automotive sector and on May 1, 2020 issued a WRO for hair products made in the Xinjiang region of China.[9]

3

●	Human Capital Management. Failure to disclose and address management of employees and workers in the supply chain may present risks to the stability of the workforce, including voluntary and involuntary turnover.

●	Reputational risk. Lear has recently faced negative public attention which can harm its reputation and brand. Lear received critical media attention about its practices to protect worker health and safety amid the coronavirus pandemic. Lear updated its 10-k on March 26, 2020 to list the coronavirus pandemic illness as a risk factor.[10] An April 17, 2020 New York Times headline declared: “Protests Erupt Along Mexican Border After Honeywell, Lear, Worker Deaths.” The protests were triggered by a growing number of suspected Covid-19 deaths among workers for US companies, including Lear, operating along the border and called for safer working conditions or shutdowns with full pay.[11] “According to employees and factory workers, the number of Lear employees who’ve died in the Juarez area ranges from 4 to 20, making Lear ground zero for the local outbreak.” The company stopped production at its Rio Bravo facility in Juarez on March 27 and on April 20 released a statement acknowledging the fatalities at Rio Bravo and describing the precautions Lear is taking to prevent the spread of infection in its Juarez facilities.[12]

Lear has also been linked to deforestation associated with cattle ranching Lear’s subsidiary Eagle Ottawa is a leading importer of Brazilian leather into China for the manufacture of automobile seating. As an article in Ethical Corporation stated: “To have deforestation in your supply chain is a clear business risk – not least in terms of brand reputation.”13 In a Buzzfeed News article, “Corned Beef and Handbags: How US Consumers Are Unwittingly Contributing to Deforestation in the Amazon”, Buzzfeed identified Lear as linked to the Amazon fires in 2019.14

Lear’s business is exposed to human rights risks and investors lack disclosure about these risks and how Lear is managing them.

Each segment of Lear’s business present significant likelihood of interfering with human rights, specifically forced labor, child labor, conflict, or dangerous working conditions.

•	Seating accounts for over two-thirds of the company’s net sales. Assessment of the potential impacts associated with leather production, which includes identifying the countries from which the raw materials are sourced and evaluating labor conditions and potential interference with rights is necessary. However, only manufacturing sites are disclosed, so investors are unable to assess the actual impacts and risks associated with Lear’s leather supply chain. The leather supply chain is complex, and includes livestock raising, slaughtering, cleaning and trimming of hides, tanning, and final manufacturing. The U.S. Department of Labor’s List of Products Produced by Child Labor or Forced Labor indicates cattle sourced from Brazil, Chad, Costa Rica, Ethiopia, Lesotho, Mauritania, and Namibia may be produced by child labor, or by forced labor in Bolivia, Brazil, Niger, and Paraguay.[15] In Brazil some leather supply chains are linked to deforestation and impacts on indigenous peoples living in Brazil’s Amazon and Cerrado regions. Hazardous working conditions and child labor have been reported in leather processing in a number of countries that may comprise Lear’s supply chain, including Bangladesh, China, India, and Pakistan.[16] Tanning is also linked to negative impacts on health as chromium contamination from tanning wastewater or toxic dust in tanning operations across the world has been shown to cause respiratory cancer, increase the risks of other types of cancer, lead to eye, throat, or nasal damage, as well as causing other skin or stomach injuries.[17] As a result of the lack of information about Lear’s leather supply chain, investors and stakeholders are unable to assess how likely or severe impacts may be.

4

•	Electrical power management systems (E-systems) also present risks, but inadequate information is available to evaluate the extent of the risks or processes to address them. Lear’s 10-K notes the labor-intensive assembly process for its E-systems, and as a result, production is generally performed “in low-cost labor sites in Mexico, Honduras, Brazil, Eastern Europe, Africa, China, the Philippines and Thailand.”[18] This increases the risks of forced labor, child labor, excessive hours, low wages, or labor rights violations. An investigation by the Australian Strategic Policy Institute found that major automakers are among the companies sourcing from factories in the Xinjiang Uighur Autonomous Region (XUAR), where Uyghurs and other Muslim minorities are being subjected to forced labor by the Chinese government.[19] While Lear is not named in this report, it may be sourcing from this region. Exploitation of student workers has been reported in electronics factories in China, often linked to abuses in vocational school programs that require working excessive hours in factories. In the manufacturing and raw material sourcing of electronic devices in the ICT sector, the 2019 Corporate Human Rights Benchmark (“CHRB”) found that half of the forty ICT companies assessed did not score any points in the human rights due diligence area, which include impact assessment.[20] While Lear was not included in this assessment, this indicates there are significant risks and gaps in sector practices.

●	Labor rights risks in U.S. operations and human capital management: In March 2016, the U.S. Department of Labor (DOL) filed a lawsuit against Lear Corporation for suspending and terminating employees who reported workplace hazards occurring at the company’s Rensonol Seating LLC plant in Selma, AL, in violation of the Occupational Safety and Health Act (OSHA). In addition to the underlying risks to health, Kim King, one of the three employees who filed complaints, was allegedly fired after voicing concerns about exposure to toluene diisocyanate, a chemical used to make foam for car seats. Toluene diisocyanate is known to result in skin and lung sensitization among workers and has been documented to cause asthma, lung damage, and in severe cases, fatal reactions.[21] The DOL dismissed the suit after Lear committed to reinstate Kim King, dismiss a defamation lawsuit the company filed against her, and remove disciplinary actions from her record.[22] Lear denies claims that exposure to the chemical toluene diisocyanate is harmful to workers.[23]

●	Conflict minerals: According to the United Nations, warring armed groups in the eastern DRC demand taxes, bribes or other payments for extracting tin, tantalum, tungsten and gold. Mineral extractions which financially support violations of international laws and that come from conflict zones are known as ‘conflict minerals’. In the Responsible Sourcing Network’s 2019 report, Mining the Disclosure, an analysis of corporate compliance under Special Disclosure Section 1502 of the Dodd-Frank Act (also known as the Conflict Minerals Rule), Lear’s score was 51.4 out of 100, compared to 50.5 in 2018. The report deemed Lear’s score as ‘adequate’ and was above the average score of 47.5 for auto parts companies assessed in the report.[24]

5

Despite assertions in the Company’s Statement of Opposition (“Statement”) to this shareholder proposal, Lear’s current processes, policies and disclosure do not sufficiently address the concerns the proposal raises.

The efforts Lear describes fall short of a Human Rights Impact Assessment. A Human Rights Impact Assessment is “a process for identifying, understanding, assessing and addressing the adverse effects of a business project or activities on the human rights enjoyment of impacted rights-holders such as workers and community members.”25 It involves several phases which are necessary to ensure it is comprehensive. It should be based on international human rights standards and requires engagement with rights-holders. This analysis and reporting is helpful for building internal capacity and awareness, strengthening engagement with stakeholders, and helping the company to prioritize efforts and develop effective mitigation strategies. Lear cites its sustainability strategy and enterprise risk management processes as responsive to the proposal, which they are not.26 Lear does not identify actual or potential human rights impacts of its business activities based on the full scope of relevant human rights and does not appear to include consultation with impacted communities. Lear does not disclose its high-risk sourcing countries and commodities where impacts are more likely to occur. It does not disclose the human rights that are at risk of the most severe negative impacts in its operations and value chain, known as salient issues. Because there is no disclosure on the impacts, there is no information on how they are addressed and remediated.

The Statement of Opposition refers to Lear’s Supplier Sustainability Policy, which includes a commitment to human rights, a requirement to comply with local child labor laws, and a prohibition of the use of forced labor and physically abusive disciplinary practices. The policy states expectations that suppliers treat their employees with dignity and respect. There is no information as to whether these requirements or expectations are being met, whether they are being cascaded down the supply chain, nor whether these requirements and expectations are effective in implementing a commitment to human rights and preventing and mitigating human rights impacts. Lear does not have a policy on deforestation risk associated with leather and does not disclose its leather suppliers. There is no information on the results of Lear’s evaluations and audits “using industry standards and best practices” of suppliers’ performance. There is no information as to whether the metrics used assess human rights impacts and the extent they align with international human rights standards, nor is the frequency with which a supplier is audited, nor the number of audits conducted per year disclosed.

On page 19 of the proxy statement Lear states, among other things, its commitment to respect human rights and cites supplier standards, a global reporting channel for any ethical concerns or violations, and notes that Lear is a signatory to the UN Global Compact. However, Lear’s disclosures on enterprise risk management lack specifics on human rights, and there are no details as to whether the sustainability strategy includes evaluating the impacts of the business on human rights, nor is there disclosure of any human rights risks Lear’s processes have identified.

Information on governance and oversight of human rights due diligence is lacking. While the Statement says that the Board, through its Nominating Committee, and company management monitor long-term risks related to environmental and social issues, the Nominating Committee’s Charter does not explicitly identify human rights responsibilities.

6

Lear describes its global employee engagement initiative “Together We Win”. As there is no reference to human rights criteria in this program it is difficult for the proponents to agree with the Company’s Statement that this initiative address concerns our Proposal raises.

Conclusion:

Proponents of the proposal urge shareholders to vote FOR Item 4, Human Rights Impact Assessment at Lear Corporation Annual Meeting of Shareholders on May 21, 2020 because:

1.	Lear’s lack of disclosure of its assessment of its human rights impacts prevents shareholders from understanding Lear’s human rights risks and evaluating the effectiveness of the company’s human rights risk management systems.
2.	Lear’s existing practices and disclosures fall short of meeting standards for human rights impact assessment needed for human rights due diligence.
3.	Lear is exposed to legal, financial, regulatory, and reputational risks as a result of human rights impacts in its operations and supply chain.

For questions regarding Proposal 4 at Lear Corporation on Human Rights Impact Assessment please contact: Mary Beth Gallagher, Investor Advocates for Social Justice, mbgallagher@iasj.org.

Sincerely,

Mary Beth Gallagher

Executive Director, Investor Advocates for Social Justice

Date: May 4, 2020

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

1 https://www.sec.gov/ix?doc=/Archives/edgar/data/842162/000084216220000006/lear-2019123110xk.htm

2 https://www.ohchr.org/Documents/Publications/GuidingPrinciplesBusinessHR_EN.pdf

3 https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2020/goodshepherdlear010820-14a8-incoming.pdf

4 Corporate Resilience and Response During COVID-19, https://www.hbs.edu/faculty/Publication%20Files/20-108_2ff8f715-4649-4195-aeb7-d10094f831c9.pdf (April 17, 2020)

5 http://iradvocates.org/sites/iradvocates.org/files/stamped%20-Complaint.pdf

6 https://www.ropesgray.com/en/newsroom/alerts/2020/03/Revisiting-Conflict-Minerals-Compliance-Developments-Trends-and-Action-Items-for-the

7 https://www.cbp.gov/trade/programs-administration/forced-labor#

8 https://www.cbp.gov/newsroom/national-media-release/cbp-issues-detention-orders-against-companies-suspected-using-forced

7

9  https://www.cbp.gov/newsroom/national-media-release/cbp-issues-detention-order-hair-products-manufactured-forced-labor

10 https://www.sec.gov/ix?doc=/Archives/edgar/data/842162/000084216220000008/lear-8xkx2020326.htm

11 https://www.nytimes.com/reuters/2020/04/17/world/americas/17reuters-health-coronavirus-mexico-protests.html

12 https://www.dallasnews.com/news/public-health/2020/04/19/on-the-border-factory-workers-die-and-their-families-worry-that-us-companies-arent-doing-enough/

13 https://www.cbp.gov/newsroom/national-media-release/cbp-issues-detention-orders-against-companies-suspected-using-forced

14 https://www.buzzfeednews.com/article/skbaer/amazon-fires-us-consumers-beef-leather-deforestation

15 https://www.dol.gov/sites/dolgov/files/ILAB/ListofGoods.pdf

16 https://www.leatherworkinggroup.com

17 https://www.transparentem.com/projects/

18 https://www.sec.gov/ix?doc=/Archives/edgar/data/842162/000084216220000006/lear-2019123110xk.htm

19 https://www.aspi.org.au/report/uyghurs-sale

20 https://www.corporatebenchmark.org/sites/default/files/2019-11/CHRB2019KeyFindingsReport.pdf

21 https://www.epa.gov/assessing-and-managing-chemicals-under-tsca/fact-sheet-toluene-diisocyanate-tdi-and-related

22 https://www.businessinsurance.com/article/20161017/NEWS08/912310013/Labor-Department-Lear-Corp-health-safety-workplace-retaliation-lawsuit-Occupati

23 https://www.al.com/business/2016/10/federal_government_dismisses_s.html

24 https://static1.squarespace.com/static/594cbfa3440243aef3dfa1c4/t/5dee7d1b9d16d153cba70a04/1575911082732/Mining+the+Disclosures+2019.pdf

25 https://www.humanrights.dk/sites/humanrights.dk/files/media/dokumenter/business/hria_toolbox/introduction/welcome_and_introduction_final_may2016.pdf_223791_1_1.pdf

26 See “Key Criteria for HRIA”, id.

8